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December 17, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu and Michelle Stasny

Re:	Santander Drive Auto Receivables, LLC

Registration Statement on Form SF-3

Filed November 13, 2018

File No. 333-228364

On behalf of Santander Drive Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 10, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on November 13, 2018, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

December 17, 2018

Form of Prospectus

The Originators

Credit Risk Management and Underwriting

Application Decisioning and Underwriting, page 60

1.

You state that establishing risk-adjusted pricing requirements is part of the automated process for reviewing an application. Please revise your disclosure to clarify how you define “risk-adjusted pricing requirements.” We note the paragraph where you discuss that under the pricing model, the loan application is allocated a risk tier and then assessed under SC’s pricing requirements. It is not clear to us whether this paragraph describes all of SC’s risk-adjusted pricing requirements.

Response

After an application is scored and allocated to a risk tier, SC determines the appropriate pricing levels for the relative risk of that application. As disclosed on page 60, under SC’s pricing model, SC has the flexibility to compensate for risk either by increasing the APR under a contract and/or by purchasing the contract from the dealer at a discount. We have revised the disclosure on page 60 to use the terminology “risk-adjusted pricing targets” and “pricing targets” in lieu of “risk-adjusted pricing requirements” and “pricing requirements”, respectively, to clarify that the assessment by SC’s system and pricing model relates to targeted pricing for that application in light of the relative risk rather than a defined set of underwriting-related requirements.

2.

In addition, please clarify what is the significance of the status designations listed in your discussion of risk tiers and pricing requirements to the determination to underwrite the loan. Please clarify whether SC grants loans to any applications that are designated a “decline” or “reject” status.

Response

As described on page 60, the automated system yields a status result of “Approved”, “Conditioned”, “Counteroffer”, “Decline” or “Reject”. We have revised the disclosure on page 60 to clarify that these results take into account both the risk tier of the applicant as well as the proposed structure and pricing for a contract. For example, an applicant with an otherwise acceptable custom risk score may not be eligible under SC’s pricing model for a contract at the amount financed requested, in which case the automated system may yield a result of “Counteroffer”. SC does not purchase a contract from the related dealer if the final status result for the related application is “Decline” or “Reject”.

December 17, 2018

3.

On page 61, you specifically state that “any contract which exceeded a policy limit (as then in effect) at origination is considered an exception to SC’s underwriting guidelines.” Please revise your disclosure to clarify whether obtaining risk-adjusted pricing factors into whether contracts that exceed policy limits are considered exceptions.

Response

We have revised the disclosure on page 61 to clarify that obtaining risk-adjusted pricing by increasing the APR under a contract and/or by purchasing the contract from the dealer at a discount does not factor into whether contracts that exceed policy limits are considered exceptions.

4.

Please also revise your disclosure to clarify whether loans that are outside the established operating limits are considered exceptions to SC’s underwriting guidelines, including whether or not risk-adjusted pricing is factored into that categorization.

Response

We have revised the disclosure on page 61 to clarify that obtaining risk-adjusted pricing by increasing the APR under a contract and/or by purchasing the contract from the dealer at a discount does not factor into whether a contract exceeds an operating limit. A contract for which a loan parameter exceeds an operating limit would not be considered an exception unless that loan parameter also exceeded the related policy limit.

5.

There appears to be some overlap between the operating limits and policy limits. Specifically, both limits refer to maximum-payment-to-income, maximum debt-to-income, maximum loan-to-value and maximum loan size/amount. Please revise your disclosure to describe how these values differ, by how much, and for what purpose.

Response

We have included disclosure on page 61 of the prospectus clarifying the use and purpose of operating limits and policy limits by SC and the relationship between the two. As we noted, any loan parameter that exceeds a policy limit would exceed an operating limit, but the specific values for operating limits have been established by SC such that the majority of operating limit overrides would still not exceed the policy limits. We are unable to disclose the differential between an operating limit and the corollary policy limit because, not only are these specific values confidential and propriety factors integral to SC’s underwriting guidelines and internal credit risk management policies, but there are multiple operating limits for

December 17, 2018

each loan parameter based on the variety of factors taken into account as part of SC’s proprietary underwriting platform.

The Receivables Pool

Exceptions to Underwriting Criteria, page 71

6.

On page 61, you disclose that there are eight parameters considered “policy limits” and therefore exceptions to underwriting criteria. However, the charts on page 71 do not include all eight parameters, or all combinations thereof when there is more than one exception for a loan. Please tell us why these charts only include certain policy limit parameters.

Response

The tables on page 71 are intended to be illustrative of the disclosure format only, and were not intended to be exhaustive of all categories of exceptions (and combinations of exceptions) to be disclosed. We have revised the disclosure on page 71 to include all eight parameters for circumstances where there is one exception only and an explanatory note for circumstances where there is more than one exception because the number of possible permutations of eight parameters and more than one exception is very large.

The Transfer Agreements and the Administration Agreement

Representations and Warranties, page 111

7.

We note that Santander Consumer USA, Inc. (“SC”), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding SC’s financial condition if there is a material risk that the ability of SC to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response

We confirm that we will provide information regarding SC’s financial condition if there is a material risk that the ability of SC to comply with the repurchase provisions could have a material impact on pool performance or the performance of the asset-backed securities in accordance with Item 1104(f) of Regulation AB.

December 17, 2018

8.

We note that SC will make Eligibility Representations regarding each receivable as of the cut-off date. Please either list these representations in the form of prospectus or cross-reference to the specific section of the exhibit where they may be found.

Response

We have revised the disclosure on pages 111-113 to list all of the Eligibility Representations under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” and have revised the disclosure on page 69 under “The Receivables Pool—Characteristics of the Receivables” to cross-reference to the list of Eligibility Representations. In addition, we have revised the disclosure on pages 72-73 under “The Receivables Pool—[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]” to clarify that the Eligibility Representations are applicable to receivables acquired by an issuing entity during a revolving period.

Signatures

9.

We note that the registration statement is signed by Kristopher Tate as Assistant Secretary of the registrant. However, the power of attorney is only given to Corey Henry and Andrew Kang. Please either revise the signature page or file the requisite power of attorney for Kristopher Tate.

Response

We intended that the registration statement be signed by Kristopher Tate as Assistant Secretary of the registrant and by Corey Henry as Principal Executive Officer of the registrant, Andrew Kang as Principal Financial Officer and Principal Accounting Officer of the registrant and by the board of the directors of the registrant. In addition, we intended that Corey Henry, Andrew Kang and the board of directors appoint Corey Henry and Andrew Kang as attorney-in-fact with full power and authority to sign future amendments to the registration statement on behalf of such parties. For clarity, we have revised the signature page.

December 17, 2018

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776, or Lindsay O’Neil, at (312) 701-8933. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Kristopher Tate